

NEWS RELEASE

CONTINUING DEEPER AND RICHER
PLUS *NEW* HIGH GRADE GOLD MINERALIZATION AT DEPTH
(All dollar amounts in US$)

Toronto, December 18, 2002, GOLDCORP INC. (GG:NYSE; G:TSX) is pleased to announce results which mark a **positive conclusion to a very successful year of exploration** at our Red Lake Mine, in northwestern Ontario, Canada. Highlights of the most recent exploration results are summarized below.

- The **High Grade Zone (HGZ)** has been extended for an additional **400 feet (ft) (122 metres (m))** vertically below the previous deepest intersection. This zone has now been identified to vertical depth of 7250 ft (2210 m) with intersections in two additional drill holes of up to **7.34 ounces of gold per ton (opt) (251.7 grams per tonne (gpt)) over 14 ft (4.27 m)**. The high grade intersections occur within a wider mineralized interval of up to 194 ft. With these latest results **our goal of doubling the vertical extent of the high grade zone (to a depth of 7100 ft (2164 m)) has been exceeded.**

- Delineation drilling of the HGZ at depth, designed to upgrade resources to reserves and increase total resources, **continued to confirm that the HGZ is becoming richer at depth**. This drilling encountered **26 intersections** of the Hanging Wall Zones with an average grade of **11.35 opt (389.2 gpt) over an average thickness of 9.2 ft (2.79 m)**.

- A *new* occurrence of high grade mineralization has been found with an intersection of **1.72 opt (58.9 gpt) over 7.6 ft (2.32 m)** at a **vertical depth of 7500 ft (2286 m)**. This represents the **deepest intersection of mineralization ever encountered** in the Red Lake mine. It occurs in the Hanging Wall of (i.e. lying parallel to and above) the HGZ itself. We believe it is within a larger structure which hosts other occurrences of high grade gold mineralization which have been previously encountered in shallower levels of the mine.

- The continuity of mineralization in the Far East Zone continues to be demonstrated with a number of significant intersections including wide zones with up to **0.68 opt (23.3 gpt) over 21.0 ft (6.40 m)** and narrower high grade zones with up to **16.84 opt (577.4 gpt) over 4.0 ft (1.22 m)**. We believe that the Far East Zone hosts mineralization which has similar grade and structural controls as the Red Lake Mine.

EXPLORATION MODEL VALIDATED IN TARGET AREAS

These most recent exploration results continue to confirm the validity of our exploration model which is based on the observation that the high grade mineralization at both the Red Lake Mine itself and the adjacent Campbell Mine is controlled by distinct linear structures. **More than 75% of all the gold discovered at the Red Lake Mine occurs along, or adjacent to, such a structure**. We believe more gold will be discovered along extensions of this known structure and potentially along similar parallel structures which are interpreted to occur to the east in the Far East Zone, and to the west in the Western Complex Area.

This year exploration work has focused on four target areas, which are: **1)** Depth extensions of the **High Grade Zone (HGZ)** from which all current production takes place; **2)** depth extensions of the **Sulphide** mineralization, which was the source of all production from 1948 to 1996; **3)** a potential repeat sequence of Red Lake Mine style mineralization to the east in the **Far East Zone**; and **4)** potential high grade style mineralization west of the **HGZ** in what is called the **Western Complex Area**.

HIGH GRADE ZONE (HGZ) CONTINUES DEEPER

HGZ extended 400 ft vertically – up to 7.34 opt (251.7 gpt) over 14.0 ft (4.27 m)
Presence of multiple zones confirmed at depth

At the beginning of 2001 we set the ambitious primary goal of doubling the vertical extent of the HGZ to total of 2600 ft (792 m) to a depth of 7100 ft (2164 m) below surface. This work was specifically focused on the **Hanging Wall 5 Zone (HW5)** which is the highest grade zone within the HGZ. The aim of the most recent exploration work was to obtain two new intersections of the HW5, sufficiently far enough below the previous deepest intersection (which was at a depth of 6850 ft or 2088m) to achieve our primary goal. **The latest work was successful in exceeding this goal**. Two intersections were obtained 185 ft (56 m) and 400 ft (122 m) vertically below the previous deepest intersection.

Hole 37L034AW intersected four zones of gold mineralization, with the deepest being at a vertical depth of 7035 ft (2144 m). The most significant intersection was also the deepest with an average grade of **7.34 opt (251.7 gpt) over 14.0 ft (4.27 m)**. The remaining intersections included **3.18 opt (109.0 gpt) over 13.5 ft (4.11 m)** and **0.98 opt (33.6 gpt) over 21.5 ft (6.55 m)**. These three intersections occurred within a wider zone of mineralization totaling 194 ft (59 m). The occurrence of multiple zones of high grade mineralization within wider mineralized intervals is a feature seen in all of the drilling of the HGZ at depth during 2002.

Hole 37L034 intersected three zones of the HGZ with the **deepest** being at **a vertical depth of 7250 ft (2210 m)** and which included **0.91 opt (31.1 gpt) over 4.0 ft (1.22m)** and **1.21 opt (41.5 gpt) over 6.0 ft (1.83 m)**. It is believed that this hole intersected the thinner and lower grade margins of the HGZ. Future work will focus on intersecting the thicker and higher grade core areas of the mineralization at this depth.

HIGH GRADE ZONE RICHER AT DEPTH

The purpose of delineation drilling is to better define the distribution and grade of the high grade mineralization in order to upgrade resources to reserves and to find new resources. Drilling of the HW5 and Hanging Wall A (HWA) Zones below the 37 Level (5550 ft or 1692 m below surface) obtained 26 intersections of high grade mineralization with an average grade of **11.35 opt (389.2 gpt) over an average thickness of 9.2 ft (2.79 m)**. In our previous exploration update, we reported that delineation drilling of the HW5 and HWA vertically above this area obtained 51 intersections with an average grade of 8.34 opt (286 gpt) over an average thickness of 6.1 ft (1.86 m). **Both sets of results are substantially higher than our average reserve grade and confirm earlier observations that the grade of the HW5 and HWA Zones increases at depth.** Some of the more significant intersections include **78.43 opt (2689 gpt) over 16.2 ft (4.94 m)** and **23.54 opt (807.0 gpt) over 11.2 ft (3.41 m)**.

In addition, delineation drilling of the depth extensions of other zones of mineralization within the HGZ which are known as the Footwall (FW3 and FW4) Zones and which are to the east of the HW5 Zone, increased the continuity and confirmed the grades of these zones. A total of 39 intersections averaged 0.97 opt (33.3 gpt) over 4.8 ft (1.46 m) with individual intersections of up to **10.57 opt (362.5 gpt) over 6.0 ft (1.83 m)**. This further illustrates the continuity and strength of the high grade mineralization at depth.

NEW HIGH GRADE MINERALIZATION DISCOVERED.

Hole 37L034 also intersected high grade mineralization which averaged **1.72 opt (58.9 gpt) over 7.6 ft (2.32 m)** at a **vertical depth of 7500 ft (2286 m)** and which is in the hanging wall of (i.e. parallel to and above) the HGZ. **This is the deepest intersection of mineralization ever obtained in the Red Lake Mine.** We believe that this mineralization is within a larger structure which hosts other areas of high grade gold mineralization which have been encountered in previous drilling from the surface down. Examples of previous results include **1.79 opt (61.4 gpt) over 9.7 ft (2.96 m)** at a vertical depth of 240 ft (73 m) and **5.81 opt (199.2 gpt) over 1.2 ft (0.37 m)** at a vertical depth of approximately 3000 ft (914 m). In addition one of the current holes intersected **0.40 opt (13.6 gpt) over 3.0 ft (0.91 m)** at a vertical depth of 5000 ft (1524 m) in the Western Complex Area.

FAR EAST ZONE
Intersections up to 16.84 opt (577.4 gpt) over 4.0 ft (1.22m)

Our exploration model interprets that this area, to the east of the Red Lake Mine, has the potential to host a repeat sequence of our Mine. Results to date have been encouraging. Since the last exploration update this zone has been drilled from two underground locations – the 16 Level (2400 ft or 732 m below surface) and the 34 Level (5000 ft or 1525 m below surface).

Several intersections of high grade mineralization were obtained including **16.84 opt (577.4 gpt) over 4.0 ft (1.22m)** and **3.58 opt (122.7 gpt) over 2.0 ft (0.61 m)** in addition to wider zones of lower grade mineralization including **0.68 opt (23.3 gpt) over 21.0 ft (6.40 m)** and **0.55 opt (18.9 gpt) over 34.0 ft (10.36 m)**. These results support our model which suggests the mineralization intersected from the 16 Level lies along the upward extension (towards surface) of the key structure hosting the HGZ and that the mineralization intersected from the 34 Level lies along a parallel structure to the east.

DEPTH EXTENSIONS OF SULPHIDE MINERALIZATION

Sulphide mineralization was the sole source of production at the Red Lake Mine from 1948 to 1996, contributing 3.2 million ounces of gold to a vertical depth of 4400 ft (1341 m). This mineralization is typically lower grade than the HGZ, however should it be continuous to the same depths as the HGZ (at least 7250 ft or 2210 m) it would substantially increase reserves and resources and could provide a valuable source of additional production.

The latest exploration results continue to confirm the continuity of this mineralization to depth with intersections as deep as 7000 ft (2134 m) below surface which included narrow high grade occurrences of up to **2.32 opt (79.5 gpt) over 1.8 ft (0.55 m)** and wider lower grade zones of up to **0.32 opt (11.1 gpt) over 16.8 ft (5.12 m)**.

YEAR END RESERVE ESTIMATE

Work is currently ongoing to complete the reserve and resource estimation for the year ending December 31, 2002. The results of this will be made available in mid February 2003.

OPERATIONS UPDATE

The Red Lake Mine is on schedule to meet previous forecasts of 525,000 ounces of gold production at a cash cost of $65 per ounce. This includes 25,000 ounces of production from processed concentrate. An engineering study examining the feasibility of various expansion options at Red Lake is being completed and will be presented to the Board of Directors in January 2003.

QUALIFIED PERSON

These results have been prepared under the guidance of Gilles Filion, Eng. (OIQ), Vice President of Exploration, who is designated as a Qualified Person with the ability and authority to verify the authenticity and validity of this data. All samples were analyzed by either ALS Chemex Laboratories Ltd. of Mississauga, Ontario, TSL Laboratories of Saskatoon, Saskatchewan, or SGS XRAL Laboratories of Toronto, Ontario.

Goldcorp's Red Lake Mine is the richest gold mine in the world. The company is in excellent financial condition with no debt and strong cash flow and earnings. **GOLDCORP IS COMPLETELY UNHEDGED.** The Company is North America's largest unhedged gold company. Goldcorp's shares are listed on the New York and Toronto Stock Exchanges under the trading symbols of GG and G, respectively and its options trade on the American Stock Exchange (AMEX), the Chicago Board of Options Exchange (CBOE) and the Pacific Stock Exchange (PCX) in the United States and on the Montreal Exchange (MX) in Canada.

For further information please contact:

Chris Bradbrook   Corporate Office:
Vice President, Corporate Development   145 King St. West, Suite 2700
Tel. (416) 865-0326   Toronto, Ontario
Fax (416) 361-5741   Canada, M5H 1J8
                                                                         Website: www.goldcorp.com
                                                                         Email: info@goldcorp.com

TABLE 1
RED LAKE MINE EXPLORATION UPDATE - DECEMBER 18, 2002
DRILLHOLES WITH SIGNIFICANT RESULTS

Hole No.	Azimuth	Dip	Assay Interval (in feet)		Length (in feet)	Gold Assay True Width (in feet)	Gold Assay Ounces per Ton (uncut)	Length (in metres)	Gold Assay True Width (in metres)	Gold Assay Grams per Tonne (uncut)	Zone (see legend)	Type
DEEP HGZ EXTENSION												
37L034	228°	-34°	1933.7	1936.0	2.3	0.4	0.22	0.70	0.12	7.5	X	EXP
			2118.0	2124.0	6.0	3.6	1.21	1.83	1.11	41.5	HW	EXP
			3253.0	3257.0	4.0	0.6	0.91	1.22	0.19	31.1	HW5	EXP
			3667.4	3675.0	7.6	3.3	1.72	2.32	1.00	58.9	NEW	EXP
37L034AW	228°	-34°	2062.0	2072.0	10.0	7.2	0.36	3.05	2.19	12.3	HW	EXP
			2878.5	2900.0	21.5	3.9	0.98	6.55	1.18	33.6	HWA	EXP
			2923.5	2937.0	13.5	2.5	3.18	4.11	0.76	109.0	HWX	EXP
			3038.0	3052.0	14.0	2.8	7.34	4.27	0.84	251.7	HW5	EXP
34L1171A	102°	-85°	1507.0	1517.6	10.6	7.8	14.25	3.23	2.39	488.6	HW5	EXP
34L1122A	169°	-48°	off target									EXP
HIGH GRADE ZONE DELINEATION BELOW 37 LEVEL - HANGINGWALL ZONES												
37L285	46°	-64°	527.3	529.7	2.4	2.3	0.25	0.73	0.70	8.4	HWA	DEL
37L286	48°	-73°	234.3	237.0	2.7	2.4	0.21	0.82	0.74	7.2	X	DEL
37L290	44°	-43°	486.8	493.0	6.2	6.2	16.96	1.89	1.88	581.5	HW5	DEL
37L302	44°	-61°	539.0	556.6	17.6	17.0	5.15	5.36	5.18	176.6	HW5	EXP
37L303	44°	-65°	562.7	564.1	1.4	1.3	1.32	0.43	0.40	45.3	HW5	DEL
37L304	44°	-72°	654.0	656.6	2.6	2.4	4.29	0.79	0.72	147.1	HWA	EXP
37L308	43°	-63°	656.7	659.2	2.5	2.4	17.21	0.76	0.73	590.1	HWA	EXP
37L309	43°	-72°	626.9	629.1	2.2	2.0	2.08	0.67	0.60	71.2	HW5	EXP
			689.9	692.6	2.7	2.4	23.81	0.82	0.74	816.5	HWA	EXP
37L310	43°	-75°	686.6	720.5	33.9	29.5	4.15	10.33	8.98	142.3	HWA	EXP
37L311	44°	-81°	736.5	752.7	16.2	13.4	78.43	4.94	4.09	2689.0	HWA	EXP
			948.0	950.2	2.2	1.8	0.29	0.67	0.56	10.0	X	EXP
37L350	45°	-49°	648.3	659.5	11.2	11.2	23.54	3.41	3.41	807.0	HW5	EXP
			677.5	687.0	9.5	9.5	2.07	2.90	2.89	71.1	HWA	EXP
37L351	45°	-56°	665.5	674.9	9.4	9.3	13.83	2.87	2.83	474.2	HW5	EXP
37L352			705.3	707.2	1.9	1.8	0.27	0.58	0.56	9.3	HWA	EXP
37L353	45°	-66°	672.4	673.8	1.4	1.3	0.17	0.43	0.40	5.8	HW5	EXP
37L354	41°	-71°	770.5	777.8	7.3	6.8	7.45	2.23	2.07	255.4	HW5	EXP
37L355	53°	-77°	756.5	758.5	2.0	1.8	3.48	0.61	0.54	119.4	HW5	EXP
			787.4	793.5	6.1	5.5	0.84	1.86	1.66	28.9	HWA	EXP
37L357			415.0	418.0	3.0	3.0	0.72	0.91	0.91	24.7	X	EXP
37L359	45°	-52°	752.2	766.5	14.3	14.2	4.84	4.36	4.34	165.9	HWA	EXP
37L360	45°	-57°	780.1	806.0	25.9	25.7	6.84	7.89	7.83	234.5	HW5	EXP
37L361	45°	-61°	779.0	791.0	12.0	11.8	14.17	3.66	3.58	485.8	HW5	EXP
			833.1	838.9	5.8	5.7	15.20	1.77	1.73	521.0	HWA	EXP
37L362	46°	-70°	835.0	847.3	12.3	11.4	0.75	3.75	3.47	25.7	HW5	EXP
37L367	45°	-57°	847.5	876.9	29.4	28.8	2.59	8.96	8.77	88.8	HW5	EXP
HIGH GRADE DELINEATION BELOW 37 LEVEL - FOOTWALL ZONES												
34L1123	44°	-66°	726.0	728.0	2.0	1.7	0.25	0.61	0.53	8.6	FW3B	DEL
34L1124	42°	-79°	842.5	845.0	2.5	1.8	1.27	0.76	0.56	43.5	FW3B	DEL
			950.0	955.0	5.0	3.7	0.25	1.52	1.13	8.5	X	DEL
			992.5	1002.5	10.0	7.5	0.54	3.05	2.27	18.4	X	DEL
			1045.0	1047.5	2.5	1.9	0.28	0.76	0.57	9.8	X	DEL
			1067.5	1070.0	2.5	1.9	0.41	0.76	0.57	14.2	X	DEL
34L1145	45°	-44°	905.0	907.5	2.5	2.4	0.27	0.76	0.74	9.2	FW4C	DEL
34L1146	45°	-56°	757.5	762.0	4.5	4.0	0.40	1.37	1.23	13.7	FW3B	DEL

Hole No.	Azimuth	Dip	Assay Interval (in feet)		Length (in feet)	Gold Assay True Width (in feet)	Gold Assay Ounces per Ton (uncut)	Length (in metres)	Gold Assay True Width (in metres)	Gold Assay Grams per Tonne (uncut)	Zone (see legend)	Type
34L1147			515.0	517.5	2.5	2.2	1.00	0.76	0.66	34.4	FWA	DEL
			785.0	790.0	5.0	4.3	0.30	1.52	1.32	10.2	FW3B	DEL
			878.0	880.0	2.0	1.7	0.22	0.61	0.53	7.4	FW4A	DEL
34L1148	46°	-48°	697.5	702.5	5.0	4.8	0.21	1.52	1.47	7.2	FW3A	DEL
			730.0	736.0	6.0	5.8	10.57	1.83	1.76	362.5	FW3B	DEL
			883.5	888.5	5.0	4.8	0.45	1.52	1.47	15.3	FW4C	DEL
34L1149	46°	-57°	696.0	704.0	8.0	7.4	0.25	2.44	2.27	8.6	FW3A	DEL
			725.0	732.5	7.5	7.0	0.34	2.29	2.13	11.8	FW3B	DEL
			860.0	862.5	2.5	2.3	0.22	0.76	0.71	7.4	FW4A	DEL
37L324	227°	62°	63.4	65.4	2.0	1.7	0.24	0.61	0.52	8.2	FW4B	DEL
			379.0	384.0	5.0	4.3	0.75	1.52	1.31	25.6	FWB	DEL
37L326	225°	19°	297.9	301.9	4.0	3.9	0.19	1.22	1.20	6.3	FW2	DEL
37L329	224°	22°	108.0	110.0	2.0	2.0	4.65	0.61	0.60	159.3	FW4A	DEL
37L330	227°	55°	31.0	37.0	6.0	5.5	2.17	1.83	1.67	74.3	FW4C	DEL
			263.5	269.5	6.0	5.5	0.91	1.83	1.68	31.4	FW2	DEL
37L331	225°	60°	48.9	50.9	2.0	1.7	1.20	0.61	0.53	41.3	FW4C	DEL
			207.0	211.2	4.2	3.7	0.26	1.28	1.13	9.0	FW3	DEL
			362.6	364.6	2.0	1.8	0.30	0.61	0.54	10.4	X	DEL
			383.0	392.5	9.5	8.4	0.26	2.90	2.56	8.8	FWX	DEL
37L332	226°	-9°	148.8	150.8	2.0	1.6	0.28	0.61	0.49	9.7	FW4A	DEL
			339.0	340.1	1.1	0.9	2.64	0.34	0.28	90.6	FW3B	DEL
37L333	219°	-8°	140.0	155.0	15.0	12.0	0.19	4.57	3.66	6.4	FW4A	DEL
			174.6	182.6	8.0	6.4	0.29	2.44	1.96	9.8	FW4	DEL
			243.3	248.0	4.7	3.8	0.22	1.43	1.16	7.5	FW3	DEL
37L334	215°	42°	47.1	51.1	4.0	3.9	0.72	1.22	1.18	24.8	FW4C	DEL
			115.2	122.8	7.6	7.4	0.18	2.32	2.24	6.3	X	DEL
			130.9	134.9	4.0	3.9	0.94	1.22	1.18	32.3	FW4A	DEL
			140.5	144.5	4.0	3.9	5.09	1.22	1.18	174.6	FW4	DEL
			152.6	155.6	3.0	2.9	0.33	0.91	0.89	11.2	X	DEL
37L335	208°	-6°	383.0	389.2	6.2	5.0	0.62	1.89	1.52	21.3	FW2	DEL
37L381	99°	-7°	190.0	198.0	8.0	4.6	0.87	2.44	1.41	29.8	FW3B	DEL

FAR EAST ZONE

16L1177	43°	-11°	549.3	552.0	2.7	2.7	0.22	0.82	0.82	7.5	ESC	EXP
16L1183	47°	-36°	317.0	319.0	2.0	1.9	3.58	0.61	0.59	122.7	ESC	EXP
			337.0	345.0	8.0	7.7	0.30	2.44	2.36	10.3	ESC	EXP
16L1184	46°	-66°	677.0	689.1	12.1	9.3	0.62	3.69	2.84	21.3	ESC	EXP
			718.0	739.0	21.0	16.2	0.68	6.40	4.95	23.3	ESC	EXP
16L1185B	44°	-26°	630.0	664.0	34.0	33.8	0.55	10.36	10.30	18.9	ESC	EXP
16L1186	48°	-76°	745.0	751.0	6.0	4.1	0.29	1.83	1.26	9.9	ESC	EXP
16L1189	47°	-64°	576.0	585.0	9.0	7.5	0.19	2.74	2.28	6.6	ESC	EXP
			633.0	636.0	3.0	2.5	0.24	0.91	0.76	8.1	ESC	EXP
16L1191	46°	28°	713.0	725.0	12.0	9.4	0.37	3.66	2.88	12.7	ESC	EXP
			776.0	788.0	12.0	9.6	0.26	3.66	2.92	8.9	ESC	EXP
16L1192	46°	-23°	516.0	522.0	6.0	6.0	0.14	1.83	1.82	4.8	ESC	EXP
16L1193	43°	-36°	561.8	564.1	2.3	2.2	0.25	0.70	0.68	8.5	ESC	EXP
16L1194	46°	-55°	655.0	664.0	9.0	7.7	0.25	2.74	2.35	8.5	ESC	EXP
			718.0	721.0	3.0	2.6	0.20	0.91	0.79	6.8	ESC	EXP
16L1196	44°	34°	582.5	592.5	10.0	6.7	0.33	3.05	2.03	11.4	ESC	EXP
16L1198	71°	14°	550.0	556.0	6.0	4.9	0.29	1.83	1.50	10.0	ESC	EXP
16L1201	43°	-10°	460.0	472.0	12.0	12.0	0.20	3.66	3.65	6.9	ESC	EXP
16L1202	45°	-9°	392.0	394.0	2.0	2.0	0.37	0.61	0.60	12.7	ESC	EXP
			402.0	406.0	4.0	4.0	0.43	1.22	1.21	14.7	ESC	EXP
			415.0	418.0	3.0	3.0	0.26	0.91	0.91	8.9	ESC	EXP
			634.0	649.0	15.0	14.9	0.30	4.57	4.54	10.3	ESC	EXP
16L1206	44°	17°	478.0	480.0	2.0	1.8	0.22	0.61	0.54	7.5	ESC	EXP
			699.0	705.0	6.0	5.4	0.18	1.83	1.63	6.3	ESC	EXP
			720.0	723.0	3.0	2.7	0.22	0.91	0.82	7.4	ESC	EXP
			762.0	767.0	5.0	4.5	1.78	1.52	1.37	61.2	ESC	EXP

Hole No.	Azimuth	Dip	Assay Interval (in feet)		Length (in feet)	Gold Assay True Width (in feet)	Ounces per Ton (uncut)	Length (in metres)	Gold Assay True Width (in metres)	Grams per Tonne (uncut)	Zone (see legend)	Type
16L1207	44°	-19°	326.0	330.0	4.0	4.0	16.84	1.22	1.22	577.4	ESC	EXP
			624.0	633.0	9.0	9.0	0.15	2.74	2.74	5.0	ESC	EXP
16L1208	46°	-44°	665.0	674.0	9.0	8.3	1.27	2.74	2.54	43.5	ESC	EXP
			731.0	741.0	10.0	9.3	0.15	3.05	2.82	5.2	ESC	EXP
			747.0	756.0	9.0	8.3	0.15	2.74	2.54	5.1	ESC	EXP
16L1211	44°	-25°	471.0	474.0	3.0	3.0	0.22	0.91	0.91	7.5	ESC	EXP
16L1212	44°	-61°	602.0	605.0	3.0	2.4	2.50	0.91	0.72	85.7	ESC	EXP
16L1213	45°	13°	538.5	542.1	3.6	3.4	0.56	1.10	1.02	19.2	ESC	EXP
16L1214	44°	-23°	469.1	479.2	10.1	10.1	0.46	3.08	3.07	15.7	ESC	EXP
16L1215	44°	39°	858.9	865.0	6.1	4.1	0.18	1.86	1.25	6.0	ESC	EXP
34L1047	44°	-61°	1534.0	1535.0	1.0	0.7	0.95	0.30	0.22	32.6	ESC4	EXP
34L1091	46°	-66°	1270.5	1280.4	9.9	7.7	0.45	3.02	2.36	15.4	ESC 4	EXP
34L1120	44°	-34°	1436.6	1452.0	15.4	14.4	0.25	4.69	4.39	8.6	ESC4	EXP

SULPHIDE DEPTH EXTENSION

31L509	28°	-30°	325.0	328.0	3.0	2.9	0.17	0.91	0.90	5.8	X	EXP
			440.4	450.3	9.9	9.7	0.22	3.02	2.96	7.6	X	EXP
			554.0	558.0	4.0	3.9	0.23	1.22	1.20	7.9	X	EXP
			771.7	782.0	10.3	10.2	0.25	3.14	3.10	8.5	ESC3C	EXP
31L510	34°	-24°	571.0	579.4	8.4	7.7	0.27	2.56	2.33	9.3	X	EXP
31L514	30°	-38°	844.3	846.6	2.3	2.3	0.49	0.70	0.70	16.7	ESC3D	EXP
			1011.0	1017.5	6.5	6.5	0.14	1.98	1.98	5.0	ESC	EXP
			1085.7	1090.5	4.8	4.8	0.28	1.46	1.46	9.6	ESC	EXP
31L515	19°	-40°	700.1	703.0	2.9	2.9	0.22	0.88	0.88	7.5	X	EXP
			847.0	854.0	7.0	7.0	0.72	2.13	2.13	24.7	PLM	EXP
			888.0	892.0	4.0	4.0	0.22	1.22	1.22	7.5	X	EXP
			1001.5	1007.0	5.5	5.5	0.20	1.68	1.67	7.0	ESC	EXP
			1057.0	1069.0	12.0	12.0	0.24	3.66	3.65	8.1	ESC	EXP
			1090.8	1096.2	5.4	5.4	0.24	1.65	1.64	8.2	ESC	EXP
31L516	34°	-47°	545.2	547.5	2.3	2.2	0.51	0.70	0.68	17.4	PLM	EXP
			886.0	891.0	5.0	4.9	0.28	1.52	1.50	9.8	ESC	EXP
31L517	34°	-42°	795.0	812.0	17.0	16.7	0.20	5.18	5.09	6.9	PLM	EXP
			817.8	834.6	16.8	16.5	0.32	5.12	5.03	11.1	ESC	EXP
			852.0	856.7	4.7	4.6	0.35	1.43	1.41	11.9	X	EXP
31L518	57°	-40°	812.6	820.6	8.0	7.6	0.21	2.44	2.33	7.1	PLM	EXP
			865.0	868.0	3.0	2.9	0.35	0.91	0.87	11.8	ESC	EXP
			1028.3	1030.0	1.7	1.6	0.74	0.52	0.49	25.4	X	EXP
34L1015	44°	-30°	940.1	942.4	2.3	2.3	0.20	0.70	0.70	6.9	ESC3	EXP
34L1112	44°	-71°	538.5	541.0	2.5	2.0	1.14	0.76	0.60	39.1	ESC	EXP
34L1113	47°	-65°	904.5	906.0	1.5	1.3	0.17	0.46	0.41	5.7	ESC	EXP
			936.0	939.0	3.0	2.7	0.20	0.91	0.82	6.8	ESC	EXP
34L1115	43°	-7°	433.1	436.0	2.9	2.7	0.21	0.88	0.83	7.1	ESC	EXP
			696.7	703.1	6.4	6.1	0.38	1.95	1.86	12.9	ESC	EXP
34L1117	47°	19°	1024.0	1027.0	3.0	2.3	0.58	0.91	0.69	19.9	ESC	EXP
34L1124	42°	-79°	1251.0	1255.0	4.0	3.1	0.22	1.22	0.94	7.5	ESC	DEL
37L034	228°	-34°	44.6	57.0	12.4	5.4	0.12	3.78	1.65	4.2	ESC	EXP
			75.0	79.0	4.0	1.8	0.36	1.22	0.54	12.2	ESC	EXP
			127.0	129.0	2.0	0.9	0.25	0.61	0.27	8.5	ESC	EXP
			309.0	315.0	6.0	2.8	0.18	1.83	0.84	6.2	ESC	EXP
			455.0	457.0	2.0	0.9	0.19	0.61	0.28	6.6	ESC	EXP
			686.3	688.5	2.2	1.0	0.28	0.67	0.30	9.7	ESC	EXP
			714.0	716.0	2.0	0.9	0.12	0.61	0.27	4.0	ESC	EXP
			724.0	746.0	22.0	9.9	0.22	6.71	3.01	7.5	ESC3D	EXP
37L159	306°	52°	282.9	303.0	20.1	9.5	0.31	6.13	2.90	10.6	ESC3D	EXP
37L290	44°	-43°	1238.7	1248.0	9.3	9.1	0.24	2.83	2.79	8.2	ESC3	EXP
			1255.8	1257.8	2.0	2.0	0.36	0.61	0.60	12.3	ESC	EXP
			1278.0	1281.1	3.1	3.0	0.26	0.94	0.93	8.8	ESC	EXP
			1399.9	1401.3	1.4	1.4	1.09	0.43	0.42	37.5	ESC	EXP
37L292	34°	-79°	1077.3	1079.8	2.5	1.9	0.34	0.76	0.58	11.7	ESC	EXP
37L304	44°	-72°	1045.0	1047.0	2.0	1.6	0.29	0.61	0.48	9.9	ESC	EXP

Hole No.	Azimuth	Dip	Assay Interval (in feet)		Length (in feet)	Gold Assay True Width (in feet)	Ounces per Ton (uncut)	Length (in metres)	Gold Assay True Width (in metres)	Grams per Tonne (uncut)	Zone (see legend)	Type
37L307	45°	-55°	1382.0	1383.0	1.0	1.0	0.79	0.30	0.30	27.1	ESC3	EXP
			1428.0	1430.0	2.0	2.0	0.26	0.61	0.60	9.0	ESC	EXP
			1435.3	1438.3	3.0	2.9	0.45	0.91	0.90	15.4	ESC	EXP
37L309	43°	-72°	948.5	950.0	1.5	1.1	0.63	0.46	0.35	21.6	X	EXP
			1040.0	1041.6	1.6	1.2	0.59	0.49	0.37	20.1	X	EXP
			1601.1	1602.7	1.6	1.2	0.40	0.49	0.38	13.7	ESC3	EXP
37L336	45°	17°	703.0	706.0	3.0	2.2	0.20	0.91	0.68	6.9	ESC	EXP
37L337	45°	-13°	425.5	438.0	12.5	12.2	0.19	3.81	3.71	6.6	ESC3	EXP
			514.0	515.8	1.8	1.8	2.32	0.55	0.54	79.5	ESC	EXP
37L340	28°	10°	674.6	678.1	3.5	2.7	0.22	1.07	0.82	7.7	ESC	EXP
			722.4	723.2	0.8	0.6	0.22	0.24	0.19	7.5	ESC	EXP
			754.1	758.6	4.5	3.4	0.33	1.37	1.05	11.3	ESC	EXP
			1003.5	1008.0	4.5	3.5	0.51	1.37	1.06	17.7	ESC	EXP
37L341	25°	-12°	475.3	484.8	9.5	9.0	0.26	2.90	2.74	9.0	ESC	EXP
			543.7	545.3	1.6	1.5	0.22	0.49	0.46	7.7	ESC	EXP
			569.9	571.0	1.1	1.0	0.35	0.34	0.32	11.9	ESC	EXP
37L342	18°	-32°	451.9	473.8	21.9	20.9	0.20	6.68	6.37	6.9	ESC3	EXP
37L343	45°	-79°	671.0	677.0	6.0	4.3	0.20	1.83	1.31	6.9	ESC3	EXP
37L344	353°	-19°	721.0	727.9	6.9	5.4	0.65	2.10	1.65	22.4	ESC	EXP
			791.0	801.2	10.2	8.1	0.20	3.11	2.47	7.0	ESC	EXP
37L345	340°	-29°	848.6	851.5	2.9	2.3	0.47	0.88	0.70	16.1	ESC	EXP
			883.7	885.0	1.3	1.0	0.57	0.40	0.32	19.4	ESC	EXP
			968.4	969.5	1.1	0.9	0.54	0.34	0.27	18.6	ESC	EXP
37L349	46°	-42°	862.7	864.8	2.1	2.1	0.51	0.64	0.63	17.5	X	EXP
			1363.5	1366.2	2.7	2.7	0.35	0.82	0.81	12.0	ESC	EXP
			1461.5	1471.2	9.7	9.6	0.50	2.96	2.92	17.1	ESC	EXP
37L356	38°	-80°	1329.4	1331.7	2.3	1.7	0.46	0.70	0.52	15.8	ESC	EXP
38L028	45°	-2°	147.8	149.4	1.6	1.4	0.54	0.49	0.43	18.4	ESC	EXP
			484.0	493.7	9.7	8.9	0.22	2.96	2.71	7.5	ESC	EXP
38L029	45°	-12°	461.0	464.3	3.3	3.2	0.75	1.01	0.97	25.7	ESC	EXP
38L032	45°	-50°	664.3	667.7	3.4	3.3	0.30	1.04	1.02	10.4	ESC	EXP
38L033	41°	-71°	644.0	649.0	5.0	4.2	0.22	1.52	1.29	7.5	ESC	EXP

WEST TARGET AREA

34L1082	220°	-15°	1310.0	1313.0	3.0	2.4	0.40	0.91	0.74	13.6	HW7	EXP
			1380.0	1384.0	4.0	3.7	0.17	1.22	1.12	5.8	HWX	EXP
			1676.5	1678.0	1.5	1.4	0.10	0.46	0.43	3.5	HWX	EXP

FW	Footwall Zone	1 ounce per ton =	34.2857 grams per tonne
MAIN	Main Zone	1 foot =	0.3048 metres
HW	Hanging Wall Zone	X	Cross Structure
ESC	Sulphide Zone	DEL	Delineation
EXP	Exploration	DEF	Definition

FIGURE 1 **UPDATE 29**



2,500
3,500
4,500
5,500
6,500
7,500
8,500
9,500
NW
SE
#1 SHAFT
Surface
Distance to Property Boundary: 5500' E
0
(Feet below surface)
1,000
2,000
3,000
4,000
5,000
6,000
7,000
8,000
5 Level
10 Level
15 Level
20 Level
23 Level
26 Level
30 Level
34 Level
37 Level
Sediment Contact
KEY MINERALIZED TREND
16L1206
16L1183
16L1207
16L1185B
16L1208
16L1184
16L1212
FAR EAST ZONE
#2 SHAFT
POSSIBLE MINERALIZED TREND
Placer Dome
Goldcorp Inc
HIGH GRADE ZONE
34L1082
37L329
37L330
34L1148
34L1124
51 Intersections
8.34 opt Au / 6.1'
(previous release)
26 Intersections
11.35 opt Au / 9.2'
(this release)
34L1171A
37L034
37L034AW
37L034AW
37L034
37L034
DEEP EXTENSIONS
POSSIBLE MINERALIZED TREND
34L1120
34L1091
0
2,000
feet

LEGEND:

	High Grade Zone		*Recent Development*
	E and F Zones		*Existing Development*
	Mineralized Trend		*Future Development*
	Eastern Ultramafic		*Highlighted New Drill Hole*
	Basic Volcanics	**34L034**	*Drill Hole Number*
	Previous Intersections		*Non Significant Intersections*
	Property Boundary		*Lower Limit of Reserves*
			Lower Limit of Resources (@ 31/12/01)

Red Lake Mine
Schematic Longitudinal
Showing High Grade Extension
and Far East Target Areas

December 18th, 2002

goldcorp

FIGURE 2

UPDATE 29



NW

5,000 E   5,500 E   6,000 E   6,500 E

SE   4,500

(Feet below surface)

LEGEND

- 🟪 *10.00 Ounces per ton (opt)*
- 🟥 *5.00 opt*
- 🟧 *2.00 opt*
- 🟨 *1.00 opt*
- 🟨 *0.20 opt*
- 🟩 *0.10 opt*

Previous Drill Intersections

- · *< 0.10 opt drill hole intersect*
- • *> 0.10 opt drill hole intersect*

New Drill Intersections

- ◉ **37L034**
- ▬ *Underground Workings*
- ▭ *Mined Out Area*

32 Level

34 Level

36 Level

37 Level

Ore Reserve Limit
(December 31st, 2001)

26 Intersections
11.35 opt Au / 9.2'

Red Lake Mine
Long Sectional View
Looking NE
Hanging Wall 5 Zone (HW5)
Showing
Ore Grade Contours
& Drill Holes
December 18th, 2002

Limit of Ore
Resources

0   250

feet

34L1171A
14.25 opt / 10.6 ft

37L034AW
0.98 opt / 21.5 ft
3.18 opt / 13.5 ft
7.34 opt / 14.0 ft

37L034
0.91 opt / 4.0 ft

5,000

5,500

6,000

6,500

7,000

goldcorp

FIGURE 3 UPDATE 29

NW

#1 SHAFT

Surface

Distance to Property Boundary: 5500' E →

SE

0

(Feet below surface)

2,500 · 3,500 · 4,500 · 5,500 · 6,500 · 7,500 · 8,500 · 9,500

5 Level

1,000

Sediment Contact

10 Level

Sulphide Zone (mined out)

15 Level

2,000

20 Level

3,000

23 Level

Placer Dome   *Goldcorp Inc*

#2 SHAFT

26 Level

4,000

30 Level

Sulphide Reserves and Resources

34 Level **31L515**

5,000

31L517

34L1112

37 Level

37L337

DEEP SULPHIDE EXTENSION

6,000

37L349

37L356

37L309

7,000

0   2,000

feet

8,000

LEGEND:

🟥	*High Grade Zone*	▬	*Recent Development*
🟧	*E and F Zones*	—	*Existing Development*
▨	*Mineralized Trend*	- - -	*Future Development*
🟪	*Eastern Ultramafic*	🔴	*Highlighted New Drill Hole*
🟩	*Basic Volcanics*	**37L349**	*Drill Hole Number*
🟨	*Previous Intersections*	•	*Non Significant Intersections*
– – –	*Property Boundary*		

Red Lake Mine
Schematic Longitudinal
Showing Sulphide Extension
Target Area

December 18th, 2002



FIGURE 4   UPDATE 29



Red Lake Mine
Composite Cross Section at 4700E Showing
Relationships Between Mineralized Zones
New Results Highlighted (Looking Northwest)

December 18th, 2002

LEGEND:

High Grade Zone		New Drill Hole with Intercept	
Sulphide Zones	**1.72 / ft**	Ounce per ton over feet	
Basic Volcanics	**34L034**	Drill Hole Number	
Sediments		Previous Drill Hole with Intercept	

SW / NE

#1 SHAFT

Surface

0.88 / 12.9
1.79 / 9.7

DETTA 26

New Hanging Wall Structure

(Feet below surface)

16 Level

2.09 / 1.2
22L633AW
0.34 / 6.0
16L1134
5.8 / 1.2
0.24 / 1.0
22L633
0.25 / 13.2

23 Level

#2 SHAFT

HIGH GRADE ZONE

SULPHIDE MINERALIZATION

30 Level

HANGING WALL ZONES

FOOTWALL ZONES

34L1082

34 Level

0.40 / 3.0

10.57 / 6.0

37 Level

Ore Reserves Limit
(December 31st, 2001)

Limit of Ore Resources

34L1148

0.98 / 21.5

1.21/ 6.0

7.34 / 14.0

37L034AW

3.18 / 13.5

0.91 / 4.0

37L034

1.72 / 7.6

DEEP SULPHIDE EXTENSION TARGET

0   2,000

feet

goldcorp

FIGURE 5   **UPDATE 29**



Campbell Mine

Red Lake Mine

2500 ft

5000 ft

LEGEND:

 High Grade Zone

 Ultramafic

 Sulphides

 Key Mineralized Trend

 Potential Mineralized Trend

Red Lake - Campbell Mines
Schematic Longitudinal
Showing Mineralized Trends

December 18th, 2002

goldcorp